SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 10)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MathStar, Inc.

(Name of Subject Company [Issuer])

Tiberius Capital II, LLC

Tiberius Management, Inc.

Hyperion Capital, L.P.

Hyperion Capital Management, LLC

Fife Trading, Inc.

John M. Fife

(Names of Filing Persons – Offeror)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Eric M. Fogel, Esq.

Schuyler, Roche & Crisham, P.C.

130 East Randolph Street, Suite 3800

Chicago, Illinois 60601

(312) 565-2400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$13,236,195	$739

*	Estimated solely for purposes of calculating the filing fee only. Based on the aggregate value of the cash, securities, or other property offered by the bidder for all of the 9,181,497 outstanding shares of common stock (according to the issuer’s most recent proxy statement on Schedule 14A filed June 4, 2009, quarterly report on Form 10-Q filed May 15, 2009, and annual report on Form 10-K filed March 31, 2009), $0.01 par value per share, of the issuer (the “Shares”), less the 53,087 Shares owned by such bidder and the affiliates of such bidder, at a purchase price of $1.45 net per Share (without interest and subject to applicable withholding taxes).

**	Determined pursuant to Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 5 for fiscal year 2009 issued March 11, 2009, by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00005580.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$688
Form or Registration No.:	Schedule TO-T and Amendments No. 2, No. 3 and No. 9 thereto
Filing Party:	Tiberius Capital II, LLC
Date Filed:	June 1, 2009, July 1, 2009, July 6, 2009, and August 17, 2009, respectively

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	Third party tender offer subject to Rule 14d-l.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 10 (this “Amendment”) is filed by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), Tiberius Management, Inc., an Illinois corporation, Hyperion Capital, L.P., an Illinois limited partnership, Hyperion Capital Management, LLC, an Illinois limited liability company, Fife Trading, Inc., an Illinois corporation, and John M. Fife. This Amendment amends and supplements the Tender Offer Statement on Schedule TO and the exhibits thereto originally filed by the foregoing with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, as previously amended and supplemented by Amendment No. 1 thereto filed with the SEC on June 22, 2009, Amendment No. 2 thereto filed with the SEC on July 1, 2009, Amendment No. 3 thereto filed with the SEC on July 6, 2009, Amendment No. 4 thereto filed with the SEC on July 9, 2009, Amendment No. 5 thereto filed with the SEC on July 14, 2009, Amendment No. 6 thereto filed with the SEC on July 16, 2009, Amendment No. 7 thereto filed with the SEC on July 17, 2009, Amendment No. 8 thereto filed with the SEC on July 21, 2009, and Amendment No. 9 thereto filed with the SEC on August 17, 2009 (as previously amended and supplemented, the “Schedule TO”). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the 9,181,497 outstanding shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation (the “Company”), at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

Items 1 through 10.

The purchase price that Purchaser is offering to pay for the Shares tendered in the Offer has been increased from $1.35 to $1.45 net per Share in cash (without interest and subject to applicable withholding taxes). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”), the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”) to the purchase price that Purchaser is offering to pay for the Shares tendered in the Offer as $1.35 net per Share in cash (without interest and subject to applicable withholding taxes) are hereby amended and restated to refer to the purchase price that Purchaser is offering to pay for the Shares tendered in the Offer as $1.45 net per Share in cash (without interest and subject to applicable withholding taxes).

The Expiration Date of the Offer has been extended from 11:59 p.m. New York City time on August 31, 2009, to 11:59 p.m. New York City time on September 30, 2009. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients to the Expiration Date as 11:59 p.m. New York City time on August 31, 2009, are hereby amended and restated to refer to the Expiration Date as 11:59 p.m. New York City time on September 30, 2009.

The Minimum Tender Condition of the Offer has been increased from 3,000,000 Shares to the number of Shares which, together with the Shares already owned by Purchaser, constitutes a majority of the then outstanding Shares. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients to the Minimum Tender Condition as 3,000,000 Shares are hereby amended and restated to refer to the Minimum Tender Condition as the number of Shares which, together with the Shares already owned by Purchaser, constitutes a majority of the then outstanding Shares.

In particular, the Offer to Purchase and, where indicated parenthetically, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients are hereby amended by:

Cover Page

Replacing the references to “$1.35 Net Per Share” in the heading at the top of the cover page of the Offer to Purchase (and of the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, the Letter to Clients, and the Instructions on the last page of the Letter to Clients) with the following:

$1.45 Net Per Share

Replacing the first paragraph (and the header immediately preceding the date of the Letter to Brokers, the second sentence of the paragraph immediately following the last bullet point in the Letter to Brokers, the header immediately preceding the date of the Letter to Clients, and the third bullet point in the Letter to Clients) with the following:

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. NEW YORK CITY TIME ON SEPTEMBER 30, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

Replacing clause (i) of the first sentence of the second paragraph of the cover page of the Offer to Purchase (and clause (i) of the first sentence of the third paragraph of the Letter to Brokers, and clause (i) of the first sentence of the fourth bullet-pointed paragraph of the Letter to Clients) with the following:

(i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of common stock, $0.01 par value per share (“Shares”) of MathStar, Inc. which, together with the Shares already owned by Purchaser, constitutes a majority of the then outstanding Shares.

Summary Term Sheet

Replacing the first sentence of the first paragraph on page 3 of the Offer to Purchase (and the first sentence of the first paragraph of the Introduction on page 10 of the Offer to Purchase) with the following:

Tiberius Capital II, LLC, an Illinois limited liability company, is making a third-party tender offer for, and is offering to purchase, all of the issued and outstanding shares of common stock, $0.01 par value per share (“Shares”), of MathStar, Inc., a Delaware corporation, at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (together with this Offer to Purchase and any amendments or supplements thereto, the “Offer”).

Replacing the first sentence of the paragraph under the heading “How much are we offering to pay for the securities and what is the form of payment?” on page 4 of the Offer to Purchase with the following:

We are offering to pay $1.45 net per Share in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

Replacing the second sentence of the paragraph under the heading “Will we have the financial resources necessary to pay for the securities?” on page 4 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Securities and Exchange Commission (the “Commission”), we estimate that funds in the amount of approximately $13.3 million will be necessary to purchase such securities.

Replacing the paragraph under the heading “How many Shares do we own, and how many Shares must be tendered to meet the Minimum Tender Condition (as defined below)?” on page 5 of the Offer to Purchase (as amended) with the following:

We own 53,087 Shares. At least the number of Shares which, together with the Shares already owned by Purchaser, constitutes a majority of the then outstanding Shares must be tendered and not withdrawn in order to meet the Minimum Tender Condition (as defined below). For example, if the number of outstanding Shares remains 9,181,497 Shares at the Expiration Date, then at least 4,537,662 Shares would need to be tendered and not withdrawn in order to meet the Minimum Tender Condition (because 4,537,662 Shares plus the 53,087 Shares that we already own equals

4,590,749 Shares, which is the lowest whole number that is greater than half of 9,181,497 Shares). See “Introduction.”

Replacing clause (i) of the first sentence of the paragraph under the heading “What are the most significant conditions of the Offer?” on page 5 of the Offer to Purchase with the following:

(i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares which, together with the Shares already owned by Purchaser, constitutes a majority of the then outstanding Shares.

Replacing the first sentence of the paragraph under the heading “How long do you have to decide whether to tender in the Offer?” on page 5 of the Offer to Purchase with the following:

You will have until 11:59 p.m. New York City time on Wednesday, September 30, 2009, to decide whether to tender your Shares in the Offer.

Replacing the first sentence of the paragraph under the heading “Until what time can you withdraw previously tendered Shares?” on page 7 of the Offer to Purchase with the following:

You may withdraw previously tendered Shares at any time prior to the expiration of the Offer, and, unless we have accepted the Shares pursuant to the Offer, you may also withdraw any tendered Shares at any time after September 30, 2009.

Introduction

Replacing the second paragraph following the paragraph under the heading “7. The Minimum Stockholders’ Equity Condition.” on page 12 of the Offer to Purchase with the following:

The Offer will expire at 11:59 p.m. New York City time on Wednesday, September 30, 2009, unless the Offer is further extended.

Section 1—“Terms of the Offer”

Replacing the second sentence of the first paragraph of Section 1 on page 12 of the Offer to Purchase with the following:

“Expiration Date” means 11:59 p.m. New York City time on Wednesday, September 30, 2009, unless and until Purchaser shall have extended the period during which the Offer is open, in which case “Expiration Date” shall mean the latest time and date at which the Offer, as may be extended by Purchaser, shall expire.”

Section 4—“Withdrawal Rights”

Replacing the second sentence of the first paragraph of Section 4—”Withdrawal Rights” on page 19 of the Offer to Purchase with the following:

Shares tendered may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 30, 2009.

Section 9—“Sources and Amounts of Funds”

Replacing the second sentence of the first paragraph of Section 9—”Sources and Amounts of Funds” on page 23 of the Offer to Purchase with the following:

Based upon MathStar’s filings with the Commission, Purchaser estimates that funds in the amount of approximately $13.3 million will be necessary to purchase such Shares.

Letter of Transmittal

Replacing the first sentence of the first paragraph of the Letter of Transmittal with the following:

The undersigned hereby tenders to Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), the above described shares of common stock, par value $0.01 per share (the “Shares”), of MathStar, Inc., a Delaware corporation (“MathStar”), at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and this Letter of Transmittal (this “Letter of Transmittal” and together with the Offer to Purchase, as amended or supplemented, the “Offer”), receipt of which is hereby acknowledged.

Letter to Brokers and Letter to Clients

Replacing the first paragraph of the Letter to Brokers (and of the Letter to Clients) with the following:

Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), is making a third-party tender offer for, and offering to purchase, all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of MathStar, Inc., a Delaware corporation (the “Company”), at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”).

Letter to Clients

Replacing the first bullet point in the Letter to Clients with the following:

The Offer Price is $1.45 per Share, net to you in cash without interest and subject to applicable withholding taxes upon the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal;

Replacing the first paragraph of the Instructions on the last page of the Letter to Clients with the following:

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated June 1, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”) in connection with the third-party tender offer by Tiberius Capital II, LLC, an Illinois limited liability company (“Purchaser”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of MathStar, Inc., a Delaware corporation (the “Company”), at a net price per Share equal to $1.45 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

On September 1, 2009, Purchaser issued a press release announcing that it had: (1) increased the purchase price in the Offer from $1.35 to $1.45 net per Share in cash (without interest and subject to applicable withholding taxes); (2) extended the Expiration Date of the Offer from 11:59 p.m. New York City time on August 31, 2009, to 11:59 p.m. New York City time on September 30, 2009; and (3) increased the Minimum Tender Condition of the Offer from 3,000,000 Shares to the number of Shares which, together with the Shares already owned by Purchaser, constitutes a majority of the then outstanding Shares. The press release is attached hereto as Exhibit (a)(5)(N).

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to include “(a)(5)(N) Press Release dated September 1, 2009”.

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009*

(a)(5)(F)	Letter to MathStar Shareholders dated July 8, 2009*

(a)(5)(G)	Press Release dated July 9, 2009*

(a)(5)(H)	Press Release dated July 14, 2009*

(a)(5)(I)	Press Release dated July 16, 2009*

(a)(5)(J)	Letter to MathStar Board of Directors dated July 17, 2009*

(a)(5)(K)	Press Release dated July 17, 2009*

(a)(5)(L)	Press Release dated July 21, 2009*

(a)(5)(M)	Press Release dated August 17, 2009*

(a)(5)(N)	Press Release dated September 1, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not Applicable

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009

TIBERIUS CAPITAL II, LLC By: Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name: Robert T. Sullivan
Title: Authorized Signatory

HYPERION CAPITAL, L.P. By: Hyperion Capital Management, LLC, its general partner By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC By: Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name: John M. Fife
Title: Authorized Signatory

JOHN M. FIFE

/s/ John M. Fife

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated June 1, 2009*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(5)(A)	Press Release dated June 1, 2009*

(a)(5)(B)	Letter from Tiberius Capital II, LLC to MathStar, Inc. dated June 1, 2009*

(a)(5)(C)	Press Release dated June 22, 2009*

(a)(5)(D)	Press Release dated July 1, 2009*

(a)(5)(E)	Press Release dated July 6, 2009*

(a)(5)(F)	Letter to MathStar Shareholders dated July 8, 2009*

(a)(5)(G)	Press Release dated July 9, 2009*

(a)(5)(H)	Press Release dated July 14, 2009*

(a)(5)(I)	Press Release dated July 16, 2009*

(a)(5)(J)	Letter to MathStar Board of Directors dated July 17, 2009*

(a)(5)(K)	Press Release dated July 17, 2009*

(a)(5)(L)	Press Release dated July 21, 2009*

(a)(5)(M)	Press Release dated August 17, 2009*

(a)(5)(N)	Press Release dated September 1, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

(f)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.